UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.

210 CARNEGIE CENTER

PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Administration Committee of the

Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey	/s/ Ernst & Young LLP
June 20, 2014

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

(Dollars in thousands)	2013	2012

Assets:
Investments at fair value:
Registered investment companies	$563,243	$442,036
Covance stock fund	107,655	76,667
Common collective trust	52,434	51,780
Total investments at fair value	723,332	570,483

Notes receivable from participants	9,225	7,872
Participant contribution receivable	485	425
Employer contribution receivable	242	2
Total assets	733,284	578,782

Liabilities:
Other liabilities	300	46
Net assets, reflecting investments at fair value	732,984	578,736

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(738)	(1,404)

Net assets available for benefits	$732,246	$577,332

The accompanying notes are an integral part of these financial statements.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

(Dollars in thousands)	2013	2012

Additions to (deductions from) net assets attributable to:
Investment income:
Interest and dividends	$23,458	$15,698
Net appreciation in fair value of investments	121,631	55,869
Net investment income	145,089	71,567

Contributions:
Participant	38,023	35,461
Rollovers	5,056	4,739
Employer	17,841	16,746
Total contributions	60,920	56,946

Benefits paid to participants	(51,108)	(49,124)
Administrative fees and other, net	13	(102)
Net increase in net assets available for benefits	154,914	79,287

Net assets available for benefits at beginning of year	577,332	498,045
Net assets available for benefits at end of year	$732,246	$577,332

The accompanying notes are an integral part of these financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations. The Company  makes a matching contribution to the Plan equal to two times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and ½ of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 4.5% for a participant who contributes 6% or more of their eligible compensation.  The Company funds its matching contribution in cash, which is invested as elected by the participant.  At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2013.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

Automatic Enrollment

Employees are automatically enrolled in the Plan approximately one month after their hire date at an initial contribution rate of 3% of their eligible compensation. Employees have the option to cancel their automatic enrollment at any time during the one month period.

Investment Elections

Participants may elect to have their contributions and Company matching contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have contributions invested in the Covance Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of any Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively. Participants become 100% vested in Company contributions regardless of years of service upon reaching age 65 or in the event of total and permanent disability or death.

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000 they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments shall be distributed in cash, except to the extent that a participant had previously elected otherwise under the terms of the Plan as in effect at the time of such election.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

1. Description of the Plan (continued)

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the Federal prime rate.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio II Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2013 and 2012, the balance of unused forfeited amounts available to offset future Company matching contributions and/or Plan administration expenses totaled $0.03 million and $0.3 million, respectively.  During 2013 and 2012, the Company utilized forfeited amounts totaling $1.6 million and $1.1 million, respectively, to offset matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Plan Administration

The Plan is administered by the Benefits Administration Committee, which is appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company, these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio II Fund, which is a stable value investment in a common collective trust valued at contract value (see note 4). Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

3. Investments

During 2013 and 2012, the Plan’s investments, including investments purchased and sold as well as held during the year, appreciated in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
(Dollars in thousands)	2013	2012

Covance Stock Fund	$37,831	$16,384
Shares of registered investment companies	83,800	39,485
	$121,631	$55,869

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2013	2012

Covance Stock Fund	$107,655	$76,667
Fidelity Contrafund K	83,655	64,939
Fidelity Managed Income Portfolio II Fund	52,434	51,780
Fidelity Freedom K 2040 Fund	41,583	32,257
Fidelity Freedom K 2030 Fund	38,199	30,078

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

4. Common Collective Trust

The Plan holds investments in guaranteed investment contracts at December 31, 2013 and 2012 through the Fidelity Managed Income Portfolio II Fund (the “FMIP Fund”), which is a stable value investment in a common collective trust reflected at contract value. The investment in the FMIP Fund is included in the statements of net assets available for benefits under “Investments at fair value: Common collective trust” at a fair value of $52.4 million and $51.8 million at December 31, 2013 and 2012, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value (as applicable), which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the FMIP Fund investments are recorded at their contract values, of $51.7 million and $50.4 million at December 31, 2013 and 2012, respectively, which are equal to the principal balance plus accrued interest. The adjustment to reflect the FMIP Fund at fair value at December 31, 2013 and 2012 totaled ($0.7) million and ($1.4) million, respectively.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

5. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$340,390	$-	$-	$340,390
Lifecycle funds (2)	198,813	-	-	198,813
Balanced mutual funds	24,040	-	-	24,040
Covance stock fund (1)	107,655	-	-	107,655
Common collective trust (3)	-	52,434	-	52,434

Total	$670,898	$52,434	$-	$723,332

	Assets at Fair Value as of December 31, 2012
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$272,058	$-	$-	$272,058
Lifecycle funds (2)	151,206	-	-	151,206
Balanced mutual funds	18,772	-	-	18,772
Covance stock fund (1)	76,667	-	-	76,667
Common collective trust (3)	-	51,780	-	51,780

Total	$518,703	$51,780	$-	$570,483

(1)          The fair values of the investments in these categories are based on quoted prices in an active market.

(2)          Includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.  The funds share the common goal of first growing and then later preserving principal.

(3)          The common collective trust is a stable value investment designed to deliver safety and stability by preserving principal and accumulating earnings. The fund is primarily invested in guaranteed investment contracts and there are no redemption restrictions. The fair value of the fund is estimated based on the fair value of the underlying investment contracts in the fund, as reported by the issuer of the fund. The fair value differs from the contract value. The contract value of the fund was $51,696 and $50,375 as of December 31, 2013 and 2012, respectively (see Note 4).

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it intends to continue to take the necessary steps, if any, to maintain the Plan’s operations in compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2013 and 2012

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	December 31
(Dollars in thousands)	2013	2012

Net assets available for benefits per the financial statements	$732,246	$577,332
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	738	1,404
Net assets available for benefits per the Form 5500	$732,984	$578,736

9.  Related Party Transactions

The Plan holds investments in a common collective trust fund managed by Fidelity, the trustee of the Plan. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

	Value of interests in registered investment companies:
Fidelity Investments*	Fidelity Contrafund K**; 870,777 shares	***	$83,655
Fidelity Investments*	Fidelity Freedom K 2040 Fund**; 2,524,802 shares	***	41,583
Fidelity Investments*	Fidelity Freedom K 2030 Fund**; 2,408,518 shares	***	38,199
Fidelity Investments*	Fidelity Equity Income K Fund**; 560,426 shares	***	32,886
Fidelity Investments*	Fidelity Freedom K 2020 Fund**; 2,196,319 shares	***	32,681
Fidelity Investments*	Fidelity International Discovery K Fund**; 792,771 shares	***	32,028
Fidelity Investments*	Fidelity Balanced K Fund**; 1,057,164 shares	***	24,040
Fidelity Investments*	Neuberger Berman Genesis Trust R6; 386,793 shares	***	23,942
Fidelity Investments*	Baron Growth Institutional Fund; 309,969 shares	***	22,665
Fidelity Investments*	Spartan US Bond Index Fund; 1,938,705 shares	***	22,024
Fidelity Investments*	Fidelity Freedom K 2050 Fund**; 1,147,478 shares	***	19,358
Fidelity Investments*	Fidelity Freedom K 2035 Fund**; 1,169,094 shares	***	19,150
Fidelity Investments*	Spartan 500 Index Fund Institutional; 278,505 shares	***	18,239
Fidelity Investments*	Fidelity Mid Cap Stock K Fund**; 454,391 shares	***	17,948
Fidelity Investments*	Fidelity Freedom K 2045 Fund**; 999,226 shares	***	16,787
Fidelity Investments*	Western Asset Core Plus Bond Fund; 1,485,392 shares	***	16,622
Fidelity Investments*	Fidelity Freedom K 2025 Fund**; 947,627 shares	***	14,698
Fidelity Investments*	Fidelity Export & Multinational K Fund**; 603,165 shares	***	14,663
Fidelity Investments*	Fidelity Capital Appreciation K Fund**; 399,500 shares	***	14,470
Fidelity Investments*	Oakmark Select I; 275,279 shares	***	11,028
Fidelity Investments*	Goldman-Sachs Mid-Cap Value Fund; 238,061 shares	***	10,577
Fidelity Investments*	Spartan International Index Fund Inv; 221,869 shares	***	9,023
Fidelity Investments*	Fidelity Freedom K 2015 Fund**; 507,018 shares	***	7,220
Fidelity Investments*	Fidelity Freedom K 2010 Fund**; 460,008 shares	***	6,454
Fidelity Investments*	Fidelity Freedom K Income Fund**; 330,865 shares	***	3,957
Fidelity Investments*	Spartan Extended Market Index Advantage ; 60,715 shares	***	3,243
Fidelity Investments*	T. Rowe Price Small-Cap Value Fund; 54,313 shares	***	2,736
Fidelity Investments*	Fidelity Freedom K 2055 Fund**; 152,786 shares	***	1,844
Fidelity Investments*	Janus Overseas I ; 18,512 shares	***	684
Fidelity Investments*	Fidelity Freedom K 2000 Fund**; 45,705 shares	***	559
Fidelity Investments*	Fidelity Freedom K 2005 Fund**; 20,807 shares	***	280
	Total value of interest in registered investment companies		563,243

Covance Inc. **	Covance stock fund:
	Common stock; 1,191,001 shares	***	104,880
	Interest bearing cash	***	2,775
	Total value of Covance stock fund		107,655
Fidelity Investments*	Common collective trust: Fidelity Managed Income Portfolio Fund II**; 51,695,793 shares	***	52,434
	Total Investments		$723,332
Participant loans**	Interest rates ranging from 4.25% to 10.50% and maturing at various dates through 2024	***	$9,225

*                  Fidelity Investments Institutional Operations Company, Inc.

**            Party-in-interest

***      Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 20, 2014

/s/ Linda Marchese
Linda Marchese
V.P. Global Rewards
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm